As filed with the Securities and Exchange Commission on March 21, 2008
SEC File No. 333-148195

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 1 to Form S-1
on
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Clearwire Corporation
(Exact name of registrant as specified in its charter)

Delaware	4899	56-2408571
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Marcus J. Williams
Ryan J. York
Davis Wright Tremaine LLP
1201 Third Avenue
Suite 2200
Seattle, Washington 98101
Tel. (206) 622-3150
Fax (206) 628-7699

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box. ☑

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

EXPLANATORY NOTE

This Registration Statement on Form S-3 amends the Registrant’s previously filed Registration Statement on Form S-1, as amended (Registration No. 333-148195), initially filed by the Registrant on December 20, 2007 and declared effective by the Securities and Exchange Commission on January 7, 2008.

Prospectus dated March 21, 2008
PROSPECTUS

15,147,273 Shares

Clearwire Corporation

Class A Common Stock

This prospectus relates to the resale by holders of outstanding warrants of an aggregate of up to 15,147,273 shares of our Class A common stock issuable upon exercise of warrants that we issued to the selling stockholders in connection with debt financing transactions in August 2005 and February 2006. Our filing of the registration statement, of which this prospectus is a part, is contractually required under the terms of a registration rights agreement we entered into in 2005 and is intended to satisfy our obligations to the selling stockholders to register for resale the shares of Class A common stock underlying the warrants. The selling stockholders may sell Class A common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions.

We will not receive any proceeds from the sale of the shares of Class A common stock by the selling stockholders. We will, however, receive proceeds equal to the exercise price of any warrants held by the selling stockholders which are exercised for cash.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “CLWR”. On March 19, 2008, the last reported sales price of our Class A common stock as reported on the Nasdaq Global Select Market was $11.08 per share.

Investing in our Class A common stock involves risks that are described in “Risk Factors” beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 21, 2008.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

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RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. Before investing in our common stock you should consider carefully the following risks, together with the financial and other information contained in this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be adversely affected. In that case, the trading price of our common stock would likely decline and you may lose all or a part of your investment.

We are an early stage company, we have a history of operating losses and we expect to continue to realize significant net losses for the foreseeable future.

We are at an early stage of development and business strategy implementation. We have recorded a net loss in each reporting period since our inception and we cannot anticipate with certainty what our earnings, if any, will be in any future period. However, we expect to continue to incur significant net losses as we develop and deploy our network in new and existing markets, expand our services and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations will be adequate to cover our anticipated expenses. In addition, at this stage of our development we are subject to the following risks:

•	our results of operations may fluctuate significantly, which may adversely affect the value of an investment in our common stock;

•	we may be unable to develop and deploy our network, expand our services, meet the objectives we have established for our business strategy or grow our business profitably, if at all;

•	it may be difficult to predict accurately our key operating and performance metrics because of our limited operating history; and

•	our network and related technologies may fail or the quality and number of services we are able to provide may decline if our network operates at maximum capacity for an extended period of time.

If we are unable to execute our business strategy and grow our business, either as a result of the risks identified in this section or for any other reason, our business, prospects, financial condition and results of operations will be materially and adversely affected.

If we do not obtain additional financing, our business prospects, financial condition and results of operations will be adversely affected.

We believe our cash, cash equivalents and marketable securities afford us adequate liquidity for at least the next 12 months to fund operating losses, capital expenditures, working capital and current spectrum acquisition commitments, although we may raise additional capital during this period if acceptable terms are available. We also expect to require substantial additional capital in the long-term to fund our business, including further operating losses, network expansion plans and spectrum acquisitions, and our success and viability will depend on our ability to raise such additional capital on reasonable terms. The amount and timing of our long-term capital needs will depend in part on the extent of our network deployment, which we may adjust based on available capital and, to a lesser degree, based on the schedule on which mobile WiMAX products become available, both of which are difficult to estimate at this time. If we cannot secure sufficient additional funding we may forego strategic opportunities or delay, scale back and eliminate network deployments, operations, spectrum acquisitions and investments. Additionally, as our operations grow and expand, it may become more difficult to modulate our business plans and strategies based on the availability of funding.

We may not be able to secure adequate additional financing when needed on acceptable terms or at all. To raise additional capital, we may issue additional equity securities in public or private offerings, potentially at a price lower than the market price of our Class A common stock at the time of such issuance. We will likely seek significant additional debt financing, in the short-term and the long-term, and, as a result, will likely incur significant interest expense. Our existing level of debt may make it more difficult for us to obtain this debt financing, may reduce the amount of money available to finance our operations and other business activities, may expose us to the risk of increasing interest rates, may make us more vulnerable to general economic downturns and adverse industry conditions, and may reduce our flexibility in planning for, or responding to, changing business and economic conditions. We also may decide to sell additional debt or equity securities in our domestic or international subsidiaries, which may dilute our ownership interest in or reduce or eliminate our income, if any, from those entities. The recent turmoil in the economy, and the world-wide financial markets in particular, may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms.

Our substantial indebtedness and restrictive debt covenants could limit our financing options and liquidity position and may limit our ability to grow our business.

In 2007, we borrowed $1.25 billion under a senior term loan facility. We used a portion of the proceeds to repay and retire existing loans and secured notes. The remainder of the proceeds will be used for expansion plans, spectrum acquisition, and general working capital purposes. Our senior term loan facility provides for quarterly principal payments, with the remaining balance due on the final maturity date. In general, borrowings under the facility bear interest based, at our option, at either the Euro dollar rate or on an alternate base rate, in each case plus margin. We also borrowed $10.0 million from BCE Nexxia Corporation, an affiliate of Bell Canada, in June 2006 in connection with the build-out and deployment of our voice over Internet protocol, or VoIP, infrastructure.

Our substantial indebtedness could have important consequences to the holders of our common stock, such as:

•	we may not be able to obtain additional financing to fund working capital, operating losses, capital expenditures or acquisitions, including spectrum acquisitions on terms acceptable to us or at all;

•	we may be unable to refinance our indebtedness on terms acceptable to us, or at all;

•	our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures; and

•	cash flows from operations and investing activities have been negative since inception and will continue to be so for some time, and our remaining cash, if any, may be insufficient to operate our business.

Additionally, covenants in the credit agreement governing our term loan facility impose operating and financial restrictions on us. These restrictions prohibit or limit our ability, and the ability of our subsidiaries, to, among other things:

•	pay dividends to our stockholders;

•	incur, or cause certain of our subsidiaries to incur, additional indebtedness;

•	permit liens on or conduct sales of any assets pledged as collateral;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	repay existing indebtedness; and

•	engage in transactions with affiliates.

A breach of any of these covenants could result in a default under our senior term loan facility. If a default causes our debt repayment obligations to be accelerated, our assets may be insufficient to repay the amount due in full. If we are unable to repay or refinance those amounts, the collateral agent for senior term loan facility, could proceed against the assets pledged to secure these obligations, which include substantially all of our assets.

These restrictions may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business opportunities. Moreover, we may seek additional debt financing on terms that include more restrictive covenants, may require repayment on an accelerated schedule or may impose other obligations that limit our ability to grow our business, acquire needed assets, or take other actions we might otherwise consider appropriate or desirable.

We have committed to deploy a wireless broadband network using mobile WiMAX technologies under certain circumstances, even if there are alternative technologies available in the future that would be technologically superior or more cost effective.

Under the terms of our strategic collaboration agreement with Intel Corporation, we have committed to use commercially reasonable efforts to deploy a mobile WiMAX based network once mobile WiMAX equipment is commercially available and satisfies certain technical performance criteria. While we have initiated field trials of mobile WiMAX jointly conducted with Intel and Motorola, we cannot assure you that commercial quantities of mobile WiMAX equipment that meets our requirements will become available on the schedule we expect, or at all, or that vendors will continue to develop and produce mobile WiMAX equipment in the long term. Other competing technologies, such as Long Term Evolution, or LTE, and Ultra Mobile Broadband, or UMB, may be developed that have advantages over mobile WiMAX, and operators of other networks based on those competing technologies may be able to deploy their networks at a lower cost and more quickly than the cost and speed with which we deploy our network, which may allow those operators to compete more effectively. Additionally, if other network operators, such as Sprint Nextel Corporation in the U.S., do not continue to adopt and deploy mobile WiMAX, equipment manufacturers may be unwilling to invest the time, money and resources necessary to further develop infrastructure equipment and end user devices that meet our business needs. Furthermore, we are depending on wide scale deployments of mobile WiMAX networks to drive equipment volumes up and pricing down.

Additionally, mobile WiMAX may not perform as we expect, once deployed on a commercial basis, and therefore we may not be able to deliver the quality or types of service we expect. The process of switching our current markets from Expedience technology to mobile WiMAX may cost more or be more difficult to undertake than we expect. We also may discover unanticipated costs associated with deploying and maintaining our network or delivering services we must offer in order to remain competitive. These risks could reduce our subscriber growth, increase our costs of providing services or increase our churn. Churn is an industry term we use to measure the rate at which subscribers terminate service. We calculate this metric by dividing the number of subscribers who terminate their service in a given month by the average number of subscribers during that month, in each case excluding those who subscribe for and terminate our service within 30 days for any reason or in the first 90 days of service under certain circumstances.

If third parties fail to develop and deliver the equipment that we need for both our existing and future networks, we may be unable to execute our business strategy or operate our business.

We currently depend on third parties to develop and deliver complex systems, software and hardware products and components for our network in a timely manner, at a high level of quality. Motorola is our sole supplier of equipment and software for the Expedience system currently deployed in our pre-WiMAX network, which was developed by NextNet. The Expedience system consists of network components used by us and subscriber equipment used by our subscribers. To successfully execute our business strategy, Motorola must not only continue to produce the Expedience system, including the software and hardware components, and deliver it when needed by us, but must also continue to further upgrade and evolve the technology for our business to remain competitive until we fully deploy mobile WiMAX technologies. Any failure by Motorola to meet these needs may impair our ability to execute our business strategy and our ability to operate our business.

For our planned mobile WiMAX deployment, we are relying on third parties, including Motorola and Intel, to develop the network components and subscriber equipment necessary to build and operate our mobile WiMAX networks. As mobile WiMAX is a new and highly sophisticated technology, we cannot be certain that these third parties will be successful in their development efforts. The development process for mobile WiMAX network components and subscriber equipment may be lengthy, has been subject to some short term delays and may still encounter more significant delays. If these third parties are unable or unwilling to develop mobile WiMAX network components and subscriber equipment on a timely basis that perform according to our expectations, we may be unable to deploy mobile WiMAX on our networks when we expect, or at all. If we are unable to deploy mobile WiMAX in a timely manner, we may be unable to execute our business strategy and our prospects and results of operations would be harmed.

Many of our competitors are better established and have significantly greater resources than we have, which may make it difficult to attract and retain subscribers.

The market for broadband, voice and related services is highly competitive, and we compete with several other companies within each of our markets. Many of our competitors are well established with larger and better developed networks and support systems, longer-standing relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. Our competitors may subsidize competing services with revenue from other sources and, thus, may offer their products and services at prices lower than ours. Our competitors may also reduce the prices of their services significantly or may offer broadband connectivity packaged with other products or services. For example, a number of broadband providers recently offered significant price reductions on their services. We may not be able to reduce our prices or otherwise combine our services with other products or services to remain competitive with these offerings, which may make it more difficult to attract and retain subscribers.

Many of our competitors are better established or have greater financial resources than we have. Our competitors include:

•	cable operators offering high-speed Internet connectivity services and voice communications;

•	incumbent and competitive local exchange carriers providing DSL services over their existing wide, metropolitan and local area networks;

•	3G cellular, PCS and other wireless providers offering wireless broadband services and capabilities, including developments in existing cellular and PCS technology that may increase network speeds or have other advantages over our services and the introduction of future technologies such as “Long Term Evolution” or LTE, which may enable these providers to offer services that are comparable or superior to ours;

•	Internet service providers offering dial-up Internet connectivity;

•	municipalities and other entities operating Wi-Fi networks, some of which are free or subsidized;

•	providers of VoIP and other telephony services;

•	wireless Internet service providers using licensed or unlicensed spectrum;

•	satellite and fixed wireless service providers offering or developing broadband Internet connectivity and VoIP telephony;

•	electric utilities and other providers offering or planning to offer broadband Internet connectivity over power lines; and

•	resellers, mobile virtual operators, or wholesalers, providing wireless Internet or other wireless services using infrastructure developed and operated by others.

We expect other existing and prospective competitors to adopt technologies or business plans similar to ours, or seek other means to develop services competitive with ours, particularly if our services prove to be attractive in our target markets. For example, Sprint Nextel has announced its intention to deploy a mobile WiMAX network, and we believe has begun a soft launch of its mobile WiMAX service in three markets. Sprint Nextel may have substantially greater resources available than we do, which may give them certain advantages over us. Sprint Nextel may deploy their network in some of the same markets in which we have deployed or plan to deploy our network. Sprint Nextel or other operators may deploy their network faster or more broadly than we do, thereby obtaining a time to market advantage over us. There can be no assurances that there will be sufficient customer demand for services offered over mobile WiMAX networks in the same markets to allow multiple operators, if any, to succeed. Additionally, AT&T and Verizon Wireless have announced plans to deploy LTE technology. This service may be viewed as having certain advantages over mobile WiMAX and may provide significant competition to WiMAX.

We and our independent public accountants have both identified material weaknesses and other significant deficiencies in our internal control over financial reporting during 2005 and 2006. As of December 31, 2007, we have remediated our material weaknesses and other significant deficiencies. If we fail to continue to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results in an accurate and timely manner could harm our business and adversely impact the trading price of our Class A common stock.

We produce our consolidated financial statements in accordance with the requirements of generally accepted accounting principles in the United States (“U.S. GAAP”). Effective internal controls are necessary to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business, brand and reputation with investors may be harmed. We have in the past discovered, and may in the future discover, areas of our internal control that need improvement.

We and our independent public accountants identified material weaknesses in our internal controls during 2005 and 2006. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As more fully discussed in our Form 10-K filed on March 13, 2008, in 2007 we have remediated our material weaknesses and significant deficiencies identified during 2005 and 2006. In addition, based on the work we performed during 2007 on our internal control over financial reporting, we have not identified any new material weaknesses as of December 31, 2007. If we do not continue to maintain the controls and procedures we have established, we could have additional weaknesses or deficiencies in the future.

We may experience difficulties in constructing, upgrading and maintaining our network, which could adversely affect customer satisfaction, increase subscriber churn and reduce our revenues.

Our success depends on developing and providing services that give subscribers a high quality experience. We expect to expend significant resources in constructing, maintaining and improving our network. Additionally, as the number of subscribers using our network increases, as the usage habits of our subscribers change and as we increase our service offerings, we may need to upgrade our network to maintain or improve the quality of our services. If we do not successfully maintain or implement upgrades to our network, the quality of our services may decline and the rate of our subscriber churn may increase.

We may experience quality deficiencies, cost overruns and delays with our construction, maintenance and upgrade projects including the portions of those projects not within our control. The construction of our network requires permits and approvals from numerous governmental bodies, including municipalities and zoning boards. Such entities often limit the expansion of transmission towers and other construction necessary for our network. Failure to receive approvals in a timely fashion can delay new market deployments and upgrades in existing markets and raise the cost of completing construction projects. In addition, we typically are required to obtain rights from land, building and tower owners to install the antennas and other equipment that provide our service to our subscribers. We may not be able to obtain, on terms acceptable to us or at all, the rights necessary to construct our network and expand our services.

We also may face challenges in managing and operating our network. These challenges include ensuring the availability of subscriber equipment that is compatible with our network and managing sales, advertising, customer support and billing and collection functions of our business while providing reliable network service that meets our subscribers’ expectations. Our failure in any of these areas could adversely affect customer satisfaction, increase subscriber churn, increase our costs, decrease our revenues and otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

If we do not obtain and maintain rights to use licensed spectrum in one or more markets, we may be unable to operate in these markets, which could adversely affect our ability to execute our business strategy.

To offer our services using licensed spectrum both in the United States and internationally, we depend on our ability to acquire and maintain sufficient rights to use spectrum through ownership or long-term leases in each of the markets in which we operate or intend to operate. Obtaining the necessary amount of licensed spectrum in these markets can be a long and difficult process that can be costly and require a disproportionate amount of our resources. We may not be able to acquire, lease or maintain the spectrum necessary to execute our business strategy. In addition, we have in the past and may continue to spend significant resources to acquire spectrum in additional or existing markets, even if the amount of spectrum actually acquired in certain markets is not adequate to deploy our network on a commercial basis in all such markets.

Using licensed spectrum, whether owned or leased, poses additional risks to us, including:

•	inability to satisfy build-out or service deployment requirements upon which some our spectrum licenses or leases are, or may be, conditioned;

•	adverse changes to regulations governing our spectrum rights;

•	inability to use a portion of the spectrum we have acquired or leased due to interference from licensed or unlicensed operators in our band or in adjacent bands;

•	refusal by the FCC or one or more foreign licensing authorities to recognize our acquisition or lease of spectrum licenses from others or our investments in other license holders;

•	inability to offer new services or to expand existing services to take advantage of new capabilities of our network resulting from advancements in technology due to regulations governing our spectrum rights;

•	inability to control leased spectrum due to contractual disputes with, or the bankruptcy or other reorganization of, the license holders, or third parties;

•	failure of the FCC or other regulators to renew our spectrum licenses as they expire and our failure to obtain extensions or renewals of spectrum leases before they expire;

•	Failure to obtain extensions or renewals of spectrum leases on acceptable terms, or an inability to renegotiate such leases on terms acceptable to us before they expire;

•	potentially significant increases in spectrum prices, because of increased competition for the limited supply of licensed spectrum both in the United States and internationally; and

•	invalidation of our authorization to use all or a significant portion of our spectrum, resulting in, among other things, impairment charges related to assets recorded for such spectrum.

We expect the FCC to make additional spectrum available from time to time, including 60 MHz of spectrum in the 700 MHz band. The FCC is currently conducting an auction for the 700 MHz band spectrum. Additionally, other companies hold spectrum rights that could be made available for lease or sale. The availability of additional spectrum in the marketplace could change the market value of spectrum rights generally and, as a result, may adversely affect the value of our spectrum assets.

Interruption or failure of our information technology and communications systems could impair our ability to provide our services, which could damage our reputation and harm our operating results.

We have experienced service interruptions in some markets in the past and may experience service interruptions or system failures in the future. Any service interruption adversely affects our ability to operate our business and could result in an immediate loss of revenues. If we experience frequent or persistent system or network failures, our reputation and brand could be permanently harmed. We may make significant capital expenditures in an effort to increase the reliability of our systems, but these capital expenditures may not achieve the results we expect.

Our services depend on the continuing operation of our various information technology and communications systems, some of which are not within our control. Any damage to or failure of these systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our network is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be adequate. The occurrence of a natural disaster or unanticipated problems at our network centers could result in lengthy interruptions in our service and adversely affect our operating results.

Acquisitions, investments and other strategic transactions could result in operating difficulties, dilution and distractions from our core business.

We have entered, and may in the future enter, into strategic transactions, including strategic supply and service agreements and acquisitions of other assets and businesses. Any such transactions can be risky, may require a disproportionate amount of our management and financial resources and may create unforeseen operating difficulties or expenditures, including:

•	difficulties in integrating acquired technologies and operations into our business while maintaining uniform standards, controls, policies and procedures;

•	obligations imposed on us by counterparties in such transactions that limit our ability to obtain additional financing, our ability to compete in geographic areas or specific lines of business, or other aspects of our operational flexibility;

•	increasing cost and complexity of assuring the implementation and maintenance of adequate internal control and disclosure controls and procedures, and of obtaining the reports and attestations required under the Securities Exchange Act of 1934;

•	increasing cost an complexity in the correct application of U.S. GAAP;

•	difficulties in consolidating and preparing our financial statements due to poor accounting records, weak financial controls and, in some cases, procedures at acquired entities not based on U.S. GAAP particularly those entities in which we lack control; and

•	inability to predict or anticipate market developments and capital commitments relating to the acquired company, business or technology.

In the past, some of our business acquisitions have given rise to significant deficiencies in financial reporting controls in certain areas such as cash, inventory, fixed assets, prepaid site rentals, value-added tax receivables and depreciation expense, as well as inconsistent preparation of monthly routine elimination entries that resulted in intercompany transactions not properly eliminated in consolidation at year end. In addition, acquisitions of, and investments in, businesses organized outside the United States often can involve additional risks, including:

•	difficulties, as a result of distance, language, legal or culture differences, in developing, staffing and managing foreign operations;

•	lack of control over our equity investees and other business relationships;

•	currency exchange rate fluctuations;

•	longer payment cycles;

•	credit risk and higher levels of payment fraud;

•	foreign exchange controls that might limit our control over, or prevent us from repatriating, cash generated outside the United States;

•	potentially adverse tax consequences;

•	expropriation or nationalization of assets;

•	differences in regulatory requirements that may make it difficult to offer all of our services;

•	unexpected changes in regulatory requirements;

•	difficulties in foreign corporate law that have and may create additional administrative burdens and legal risks;

•	increased management time and resources to manage overseas operations;

•	trade barriers and import and export restrictions; and

•	political or social unrest and economic instability.

The anticipated benefit of any of our strategic transactions may never materialize. Future investments, acquisitions or dispositions, or similar arrangements could result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Any such transactions may require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. We have experienced certain of these risks in connection with our acquisitions and investments in the past, and the occurrence of any of these risks in the future may have a material adverse effect on our business. Additionally, the uncertainty in the credit markets may adversely affect the value and liquidity of some of our short-term investments. For a more detailed discussion of this issue, see Note 5, Short-Term Investments, in the notes to our consolidated financial statements of our Form 10-K filed on March 13, 2008.

A number of our significant business arrangements are between us and parties that have an investment in or a fiduciary duty to our company, and the terms of those arrangements may not be beneficial to us.

We are party to a number of services, development, supply and licensing agreements with parties that have an ownership or fiduciary relationship with us, including agreements between us and Intel, Motorola, and Bell Canada. These relationships may create actual or potential conflicts of interest, and may cause the parties to these arrangements to make decisions or take actions that do not reflect our best interests.

Our commercial agreements with Motorola, Intel and Bell Canada were entered into concurrently with purchases of our shares of capital stock by each of these entities or their affiliates. None of these agreements restricts these parties from entering into similar arrangements with other parties. Neither Mr. McCaw, Eagle River Holdings, LLC, or ERH, Intel, Motorola or any of our other debt or equity security holders, nor any of their respective affiliates, are obligated to purchase equity from, or contribute or lend funds to, us or any of our subsidiaries or equity investees.

The industries in which we operate are continually evolving, which makes it difficult to evaluate our future prospects and increases the risk of your investment. Our products and services may become obsolete, and we may not be able to develop competitive products or services on a timely basis or at all.

The broadband services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Additionally, our planned deployment of mobile WiMAX depends on the development of network equipment and subscriber devices based on the mobile WiMAX standard. Although we have begun mobile WiMAX field trials which have yielded positive initial results, each of these development efforts faces a number of continuing technological and operational challenges. We believe that our success depends on our ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on future technological development, such as:

•	existing service providers may use more traditional and commercially proven means to deliver similar or alternative services;

•	new service providers may use more efficient, less expensive technologies, including products not yet invented or developed;

•	consumers may not subscribe to our services;

•	we may not be able to realize economies of scale;

•	we may be unable to respond successfully to advances in competing technologies in a timely and cost-effective manner;

•	we may lack the financial and operational resources necessary to enable migration toward mobile WiMAX technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

•	existing, proposed or undeveloped technologies may render our existing or planned services less profitable or obsolete.

As our services and those offered by our competitors develop, businesses and consumers, including our current subscribers, may not accept our services as an attractive alternative to other means of receiving wireless broadband services.

We rely on highly skilled executives and other personnel. If we cannot retain and motivate key personnel, we may be unable to implement our business strategy.

Our future success depends largely on the expertise and reputation of Mr. McCaw and the members of our senior management team, including Benjamin G. Wolff, Chief Executive Officer, Perry S. Satterlee, President and Chief Operating Officer, John Saw, our Chief Technology Officer, Scott Richardson, our Chief Strategy Officer, R. Gerard Salemme, our Executive Vice President for Strategy, Policy and External Affairs, and John A. Butler, our Chief Financial Officer. In addition, we intend to hire additional highly skilled individuals to staff our operations in the United States and internationally. Loss of any of our key personnel or the inability to recruit and retain qualified individuals for our domestic and international operations could adversely affect our ability to implement our business strategy and operate our business.

In addition, to successfully introduce our services in new markets and grow our business in existing domestic and international markets, we rely on the skills of our general managers in these markets. If we cannot hire, train and retain motivated and well-qualified individuals to serve as general managers in our markets, we may face difficulties in attracting, recruiting and retaining various sales and support personnel in those markets, which may lead to difficulties in growing our subscriber base.

Certain aspects of our VoIP telephony services differ from traditional telephone service, which may limit the attractiveness of our services.

We intend to continue to offer VoIP telephony as a value added service with our wireless broadband Internet service. Our VoIP telephony services differ from traditional phone service in several respects, including:

•	our subscribers may experience lower call quality than they experience with traditional wireline telephone companies, including static, echoes and transmission delays;

•	our subscribers may experience higher dropped-call rates than they experience with traditional wireline telephone companies; and

•	a power loss or Internet access interruption may cause our service to be interrupted.

If our subscribers do not accept the differences between our VoIP telephony services and traditional telephone service, they may not adopt or keep our VoIP telephony services or our other services, or may choose to retain or return to service provided by traditional telephone companies.

Although we are compliant with the Federal Communication Commission’s (“FCC”) November 28, 2005 mandate that all interconnected VoIP providers transmit all 911 calls to the appropriate public safety answering point (“PSAP”), our VoIP emergency calling service is significantly more limited than the emergency calling services offered by traditional telephone companies. Our VoIP emergency calling service can transmit to a dispatcher at a PSAP only the location information that the subscriber has registered with us, which may at times be different from the actual location at the time of the call due to the portability of our services. As a result, if our subscribers fail to properly register or update their registered locations, our emergency calling systems may not assure that the appropriate PSAP is reached and may cause significant delays, or even failures, in callers’ receipt of emergency assistance. Our failure to develop or operate an adequate emergency calling service could subject us to substantial liabilities and may result in delays in subscriber adoption of our VoIP services or our other services, abandonment of our services by subscribers, and litigation costs, damage awards and negative publicity, any of which could harm our business, prospects, financial condition or results of operations.

Finally, potential changes by the FCC to current intercarrier compensation mechanisms could result in significant changes to our costs of providing VoIP telephony, thereby eliminating pricing benefits between VoIP telephony services and traditional telephone services and our potential profitability.

Our activities outside the United States operate in a competitive environment different than the environment within the United States. Any difficulties in managing these businesses could occupy a disproportionate amount of our management’s attention and disrupt our operations.

We operate or hold spectrum outside of the United States through our subsidiaries in Belgium, Ireland, Germany, Poland, Romania and Spain and through equity investees in Denmark and Mexico. We may elect to pursue additional opportunities in certain international markets through acquisitions and strategic alliances. Our activities outside the United States operate in different environments than we face in the United States, particularly with respect to competition. Due to these differences, our activities outside the United States may require a disproportionate amount of our management and financial resources, which could disrupt our operations and adversely affect our business elsewhere.

In a number of international markets, we face substantial competition from local service providers that offer or may offer their own wireless broadband or VoIP telephony services and from other companies that provide Internet connectivity services. We may face heightened challenges in gaining market share, particularly in certain European countries, where a large portion of the population already has broadband Internet connectivity and incumbent companies already have a dominant market share in their service areas. Furthermore, foreign providers of competing services may have a substantial advantage over us in attracting subscribers due to a more established brand, greater knowledge of local subscribers’ preferences and access to significant financial or strategic resources.

In addition, in some international markets, foreign governmental authorities may own or control the incumbent telecommunications companies operating under their jurisdiction. Established relationships between government- owned or government-controlled telecommunications companies and their traditional local telecommunications providers often limit access of third parties to these markets. The successful expansion of our international operations in some markets may depend on our ability to locate, form and maintain strong relationships with established local communication services and equipment providers. Failure to establish these relationships or to market or sell our products and services successfully could limit our ability to attract subscribers to our services.

We may be unable to protect our intellectual property, which could reduce the value of our services and our brand.

Our ability to compete effectively depends on our ability to protect our proprietary network and system designs. We may not be able to safeguard and maintain our proprietary rights. We rely on patents, trademarks and policies and procedures related to confidentiality to protect our intellectual property. Some of our intellectual property, however, is not covered by any of these protections.

Our pending patent applications may not be granted or, in the case of patents issued or to be issued, the claims allowed may not be sufficiently broad to protect our intellectual property. Even if all of our patent applications were issued and were sufficiently broad, our patents may be challenged or invalidated. In addition, the United States Patent and Trademark Office may not grant federal registrations based on our pending trademark applications. Even if federal registrations are granted, these trademark rights may be challenged. Moreover, patent and trademark applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any foreign patents may be difficult and expensive to obtain and enforce. We could, therefore, incur substantial costs in prosecuting patent and trademark infringement suits or otherwise protecting our intellectual property rights.

We could be subject to claims that we have infringed on the proprietary rights of others, which claims would likely be costly to defend, could require us to pay damages and could limit our ability to use necessary technologies in the future.

Competitors or other persons may have independently developed or patented technologies or processes that are substantially equivalent or superior to ours or that are necessary to permit us to deploy and operate our network, whether based on Expedience or mobile WiMAX technology, or to offer additional services, such as VoIP, or competitors may develop or patent such technologies or processes in the future. These persons may claim that our services and products infringe on these patents or other proprietary rights. For instance, certain third parties claim that they hold patents relating to certain aspects of mobile WiMAX and VoIP technology. These third parties may seek to enforce these patent rights against the operators of mobile WiMAX networks and VoIP telephony service providers, such as us. Defending against infringement claims, even meritless ones, would be time consuming, distracting and costly. If we are found to be infringing the proprietary rights of a third party, we could be enjoined from using such third party’s rights, may be required to pay substantial royalties and damages, and may no longer be able to use the intellectual property subject to such rights on acceptable terms or at all. Failure to obtain licenses to intellectual property held by third parties on reasonable terms, or at all, could delay or prevent the development or deployment of our services and could cause us to expend significant resources to develop or acquire non-infringing intellectual property.

If our data security measures are breached, subscribers may perceive our network and services as not secure.

Our network security and the authentication of our subscriber credentials are designed to protect unauthorized access to data on our network. Because techniques used to obtain unauthorized access to or to sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate or implement adequate preventive measures against unauthorized access or sabotage. Consequently, unauthorized parties may overcome our network security and obtain access to data on our network, including on a device connected to our network. In addition, because we operate and control our network and our subscribers’ Internet connectivity, unauthorized access or sabotage of our network could result in damage to our network and to the computers or other devices used by our subscribers. An actual or perceived breach of network security, regardless of our responsibility, could harm public perception of the effectiveness of our security measures, adversely affect our ability to attract and retain subscribers, expose us to significant liability and adversely affect our business prospects.

Our business depends on a strong brand, and if we do not maintain and enhance our brand, our ability to attract and retain subscribers may be impaired and our business and operating results adversely affected.

We believe that our brand is a critical part of our business. Maintaining and enhancing our brand may require us to make substantial investments with no assurance that these investments will be successful. If we fail to promote and maintain the “Clearwire” brand, or if we incur significant expenses to promote the brand and are still unsuccessful in maintaining a strong brand, our business, prospects, operating results and financial condition may be adversely affected. We anticipate that maintaining and enhancing our brand will become increasingly important, difficult and expensive.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our ability to achieve our business objectives. If we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our acquisition, lease, maintenance and use of spectrum licenses are extensively regulated by federal, state, local and foreign governmental entities. These regulations are subject to change over time. In addition, a number of other federal, state, local and foreign privacy, security and consumer laws also apply to our business, including our interconnected VoIP telephony service. These regulations and their application are subject to continual change as new legislation, regulations or amendments to existing regulations are adopted from time to time by governmental or regulatory authorities, including as a result of judicial interpretations of such laws and regulations. For example, it is also possible that the FCC could subject our capital stock to foreign ownership limitations. If our capital stock were to become subject to such limitations, owners of our capital stock may become subject to obligatory redemption provisions, such as those in our certificate of incorporation. Such restrictions may also decrease the value of our stock by reducing the pool of potential investors in our company and making the acquisition of control of us by potential foreign investors more difficult. Current regulations directly affect the breadth of services we are able to offer and may impact the rates, terms and conditions of our services. Regulation of companies that offer competing services, such as cable and DSL providers and incumbent telecommunications carriers, also affects our business indirectly.

In order to provide “interconnected” VoIP service we need to obtain, on behalf of our customers, North American Numbering Plan telephone numbers, the availability of which may be limited in certain geographic areas of the United States and subject to other regulatory restrictions. As an “interconnected” VoIP and facilities-based wireless broadband provider, we were required under FCC rules, by May 2007, to comply with the Communications Assistance for Law Enforcement Act (“CALEA”), which requires service providers to build certain capabilities into their networks and to accommodate wiretap requests from law enforcement agencies.

In addition, the FCC or other regulatory authorities may in the future restrict our ability to manage subscribers’ use of our network, thereby limiting our ability to prevent or manage subscribers’ excessive bandwidth demands. To maintain the quality of our network and user experience, we manage our network by limiting the bandwidth used by our subscribers’ applications, in part by restricting the types of applications that may be used over our network. These practices are set forth in our Acceptable Use Policy. Some providers and users of these applications have objected to this practice. If the FCC or other regulatory authorities were to adopt regulations that constrain our ability to employ bandwidth management practices, excessive use of bandwidth-intensive applications would likely reduce the quality of our services for all subscribers. A decline in the quality of our services could harm our business or even result in litigation from dissatisfied subscribers.

In certain of our international markets, we may require a license for the use of regulated radio frequencies from national, provincial or local regulatory authorities before providing our services. Where required, regulatory authorities may have significant discretion in granting the licenses and in determining the conditions for use of the frequencies covered by the licenses, and are often under no obligation to renew the licenses when they expire. Additionally, even where we currently hold a license or successfully obtain a license in the future, we may be required to seek modifications to the license or the regulations applicable to the license to implement our business strategy. For example, in certain international markets, the licenses we hold, and the applicable rules and regulations, currently do not specifically permit us to provide mobile services. Thus, prior to offering mobile services to our subscribers in those markets, absent action by the regulatory authorities to modify the licenses and applicable rules, we may need to obtain the approval of the proper regulatory authorities.

The breach of a license or applicable law, even if inadvertent, can result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. In addition, regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where we already have rights to licensed spectrum. In order to promote competition, licenses may also require that third parties be granted access to our bandwidth, frequency capacity, facilities or services. We may not be able to obtain or retain any required license, and we may not be able to renew our licenses on favorable terms, or at all.

Our wireless broadband and VoIP telephony services may become subject to greater state or federal regulation in the future. The scope of the additional regulations that may apply to VoIP telephony services providers and the impact of such regulations on providers’ competitive position are presently unknown.

We are a “controlled company” within the meaning of the Nasdaq Marketplace Rules and, as a result, rely on, exemptions from certain corporate governance requirements.

As of December 31, 2007, Mr. McCaw and Intel Capital Corporation, a wholly owned subsidiary of Intel Corporation, and their respective affiliates together beneficially own shares representing a majority of the voting power of our outstanding capital stock. Affiliates of Mr. McCaw and Intel Capital are parties to a voting agreement that effectively permits Mr. McCaw, through ERH, to designate four of our directors and Intel Capital to designate two of our directors as long as Intel Capital and its affiliates hold at least 15% of our outstanding capital stock and one of our directors as long as Intel Capital and its affiliates hold at least 7.5% of our outstanding capital stock. Because of the voting agreement and their aggregate voting power, Mr. McCaw and Intel Capital share the ability to elect a majority of our directors.

As a result of the combined voting power of Mr. McCaw and Intel Capital and their voting agreement, we rely on exemptions from certain Nasdaq corporate governance standards. Under the Nasdaq Marketplace Rules, a company of which more than 50% of the voting power is held by a single person or a group of people is a “controlled company” and may elect not to comply with certain Nasdaq Global Select Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors and (3) the requirement that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process. Unless we choose to no longer rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Global Select Market corporate governance requirements.

Mr. McCaw and Intel Capital are our largest stockholders, and as a result they can exert control over us and may have actual or potential interests that may diverge from yours.

As of December 31, 2007, Mr. McCaw and his affiliates own Class A common stock and Class B common stock representing approximately 48% of our combined voting power. Intel Capital and its affiliates own Class A common stock and Class B common stock representing approximately 30% of our combined voting power as of that date. By virtue of a voting agreement, Mr. McCaw, and Intel Capital, along with their respective affiliates, collectively own Class A common stock and Class B common stock representing approximately 78% of our combined voting power. Mr. McCaw and Intel Capital may have interests that diverge from those of other holders of our capital stock. As a result, ERH and Intel Capital may vote their shares of capital stock to cause us to take actions that may conflict with your best interests as a stockholder, which could adversely affect our results of operations and the trading price of our Class A common stock. Further, under the provisions of our fourth amended and restated certificate of incorporation, Mr. McCaw and Intel Capital, along with their respective affiliates, may, without causing conversion to Class A common stock, transfer their shares of Class B common stock to certain affiliated parties or to any unaffiliated party that provides a voting proxy over the transferred shares of Class B common stock. This would allow Mr. McCaw and Intel Capital, along with their respective affiliates, to retain the right to exercise the voting power attributed to any shares of Class B common stock which they sell or transfer so long as they have been granted a proxy associated with such shares. Moreover, subject to their fiduciary duty obligations, the directors appointed by Mr. McCaw, Intel Capital and Bell Canada, so long as they represent a majority of directors present at any meeting at which an action is taken, acting together could cause us to issue shares of Class B common stock or other classes of common or preferred stock to persons or in a manner that would further concentrate the voting control of or, in the case of preferred stock, that could convey economic preferences over, our Class A common stock.

Through his control of ERH, Mr. McCaw has the ability to exert significant influence over our management, affairs and all matters requiring stockholder approval, including the approval of significant corporate transactions, a sale of our company, decisions about our capital structure and, subject to our agreements with Bell Canada and Intel Capital, the composition of our board of directors. Furthermore, in addition to Mr. McCaw, certain members of our management team are employed by, or have interests in, ERH, including Mr. Wolff, our Chief Executive Officer, who serves as President of ERH. Under the voting agreement between Intel Capital and ERH, each party has agreed to vote its shares in favor of four directors designated by ERH and for two directors designated by Intel Capital, for so long as Intel Capital holds at least 15% of our outstanding capital stock, and for one director designated by Intel Capital, for so long as Intel Capital holds at least 7.5% of our outstanding capital stock. Intel currently has the right to designate two directors, although it has only designated one director to our board at this time. ERH’s right to cause Intel to vote its shares in favor of four individuals designated by ERH is not subject to any minimum share ownership requirement. Under the voting agreement, ERH will retain these rights even if ERH no longer holds any shares of our capital stock. In addition, if all of ERH’s shares of our Class B common stock were to convert into Class A common stock and Intel Capital did not convert any of their shares of our Class B common stock to Class A common stock, Intel Capital would beneficially own shares of common stock representing approximately 50% of our voting power. As a result, Intel Capital would be able to exercise effective control over our company, subject to Intel Capital’s voting agreement with ERH.

Since our initial public offering in March 2007, the market price of our common stock has been and may continue to be volatile.

The trading price of our Class A common stock following the offering has been volatile and could be subject to further fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations, or those of our competitors, either alone or in comparison to analyst’s expectations;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	Announcements by us regarding the entering into, or termination of, material transactions;

•	disruption to our operations or those of other companies critical to our network operations;

•	the emergence of new competitors or new technologies;

•	market perceptions relating to the deployment of mobile WiMAX networks by other operators, including Sprint Nextel;

•	our ability to develop and market new and enhanced products on a timely basis;

•	seasonal or other variations in our subscriber base;

•	commencement of, or our involvement in, litigation;

•	availability of additional spectrum;

•	dilutive issuances of our stock or the stock of our subsidiaries, or the incurrence of additional debt, including upon the exercise of outstanding warrants and options;

•	changes in our board or management;

•	adoption of new or different accounting standards;

•	changes in governmental regulations or the status of our regulatory approvals;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements regarding mobile WiMAX and other technical standards;

•	the availability or perceived availability of additional capital and market perceptions relating to our access to such capital; and

•	general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for shares of technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. We expect the price of our Class A common stock will be subject to continued volatility. In addition, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation or shareholder derivative suits have often been instituted against those companies. Such litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievement described in or implied by such statements. Actual results may differ materially from the expected results described in our forward-looking statements, including with respect to the correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of publicly available information relating to the factors upon which our business strategy is based or the success of our business.

Some of the risks investors should consider in connection with this offering are:

•	We are an early stage company with a history of operating losses and we expect to continue to realize significant net losses for the foreseeable future.

•	Our business plan will require us to raise substantial additional financing both in the near term and over the next five years or more. As with other businesses that require a substantial investment in physical infrastructure prior to generating revenue, we intend to invest significantly in our business before we expect to generate cash flow from operations adequate to cover our anticipated expenses. If we do not obtain additional debt or equity financing, our business, prospects, financial condition and results of operations will be adversely affected.

•	We are committed to using commercially reasonable efforts to deploy wireless broadband networks based solely on mobile WiMAX technology once that technology meets certain specified performance criteria, even if there are alternative technologies available in the future that are technologically superior or more cost effective.

•	Our business plan contemplates migration of our current network to a mobile WiMAX network. If mobile WiMAX is not successfully developed and integrated into our network, our business prospects and results of operations may be adversely affected.

•	We currently depend on our commercial partners to develop and deliver the equipment for our existing and planned networks. If our partners fail to provide equipment that meets our requirements on a timely basis, our business prospects and results of operations may be adversely affected.

•	Many of our competitors are better established and have significantly greater resources, and may subsidize their competitive offerings with other products and services, which may make it difficult for us to attract and retain subscribers.

•	Our substantial indebtedness and restrictive debt covenants could limit our financing options and liquidity position and may limit our ability to grow our business.

•	Mr. McCaw and Intel Capital collectively control a majority of our combined voting power, and may have, or may develop in the future, interests that may diverge from yours.

•	Future sales of large blocks of our common stock, which are subject to demand registration rights that are triggered by this offering, may adversely impact our stock price.

•	Since our initial public offering, the market price of our common stock has been volatile and we expect continued volatility in the market price of our common stock.

You should review carefully the section entitled “Risk Factors” for a discussion of these and other risks that relate to our business and investing in shares of our common stock.

USE OF PROCEEDS

This prospectus relates to 15,147,273 shares of our common stock, issuable upon exercise of outstanding warrants, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders. If all 15,147,273 shares of our common are issued on exercise of outstanding warrants without using any applicable cashless exercise provisions, we will receive $227.2 million in cash from the warrant holders. Any proceeds received by us from the exercise of the warrants will be used by us for general corporate purposes. Readers should be aware that all such warrants include net issue exercise provisions that may reduce or eliminate the cash proceeds we receive upon exercise of such warrants; however, any such reduction also will have the effect of reducing the number of shares of Class A common stock issued in net issue exercise transactions.

DETERMINATION OF OFFERING PRICE

This offering is being made solely to allow the selling stockholders to offer and sell shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock, as quoted on the Nasdaq Global Select Market on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

SELLING STOCKHOLDERS

The selling stockholders identified below, or their respective pledges, donees, assignees, transferees or their successors in interest, are selling all of the common shares being offered under this prospectus. Unless otherwise indicated, all of the share numbers and per share prices in this prospectus give effect to a reverse stock split that became effective on March 1, 2007. Upon the effectiveness of the reverse split, every three shares of our Class A common stock were combined into one share of Class A common stock and every three shares of our Class B common stock were combined into one share of Class B common stock. The shares of Class A common stock issuable on exercise of the warrants and the exercise price were subject to a proportionate adjustment.

On August 5, 2005, we issued to private investors $260.3 million aggregate principal amount of senior secured notes, or “initial notes”, and 6,942,552 warrants, which are exercisable to purchase 6,942,552 shares of Class A common stock. In February 2006, we sold additional senior secured notes in an aggregate principal amount of $360.4 million and warrants to purchase an additional 9,609,334 shares of our Class A common stock.

Pursuant to this registration statement we are registering the shares of common stock issuable upon exercise of the warrants for which we have received notices and questionnaires from the selling stockholders. As of December 31, 2007, none of the outstanding warrants had been exercised. The warrants are exercisable at any time prior to their expiration. The warrants expire on August 5, 2010, which is the fifth anniversary of their issuance. The exercise price of the warrant is the lesser of $15.00 per share.

We granted the holders of the warrants registration rights covering the shares subject to issuance under the warrants. Our filing of this registration statement is intended to wholly satisfy our obligations to the holders of the warrant to register for resale the shares issuable upon exercise of the warrants held by them. These registration rights are described more fully in the section “Certain Relationships and Related Transactions — Registration Rights Agreements.”

We are registering, on behalf of the selling stockholders, 15,147,273 shares of Class A common stock, par value $0.001 per share, issuable upon exercise of warrants. The following table sets forth, as of March 19, 2008, the name of each of the selling stockholders, the number of shares of common stock (including shares issuable upon exercise of warrants) that each selling stockholder owns, the number of shares of common stock (including shares issuable upon exercise of warrants) owned by each selling stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of common stock (including shares issuable upon exercise of warrants) to be held by each selling stockholder assuming the sale of all the common stock being registered hereby. Because not all of the holders of our warrants returned notices and questionnaires to us, we may register additional shares of common stock issuable upon exercise of outstanding warrants after the date of this prospectus. The percentage ownership data is based on 135,600,714 shares of our Class A common stock outstanding as of March 19, 2008.

Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by it, and upon any such transfer the transferee may have the same right of sale as the selling stockholder. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock, except as set forth in the next paragraph. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

One of the selling stockholders, Merrill Lynch Capital Corporation, is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Both entities are wholly owned subsidiaries of Merrill Lynch & Co. Inc. An affiliate of the Merrill Lynch Capital Corporation acted as an underwriter in connection with our initial public offering. An affiliate of Merrill Lynch Capital Corporation acted as a placement agent of our senior secured notes and warrants. An affiliate of Merrill Lynch Capital Corporation was the syndication agent, and Merrill Lynch Capital Corporation and certain of its affiliates were also lenders under our prior term loan and are lenders under our new senior term loan facility. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill, also is the co-documentation agent under our new senior term loan facility. An affiliate of Merrill Lynch Capital Corporation acted as financial advisor to us in the investments made in us by Intel and Motorola in August 2006. Merrill, one of the selling stockholders, acted as an underwriter in connection with our initial public offering. In addition, Merrill acted as a placement agent of our senior secured notes and warrants and served as the syndication agent in connection with our term loan.

J.P. Morgan Ventures Corporation, one of the selling stockholders, is an affiliate of J.P. Morgan Chase Bank, N.A., which is the documentation agent and a lender under Clearwire’s term loan. In addition, J.P. Morgan Securities Inc., or JPMSI, an affiliate of J.P. Morgan Ventures Corporation, acted as one of Clearwire’s financial advisors in the investments in Clearwire by Intel and Motorola (It received customary fees and commissions for these transactions). JPMSI also acted as a placement agent of Clearwire’s senior secured notes and warrants and, in the future, may, from time to time, engage in, investment banking and other commercial dealings in the ordinary course of business with Clearwire. Another of the selling stockholders, Middlefield Ventures, Inc., or Middlefield, is a wholly owned subsidiary of Intel. Intel Capital and its affiliates own Class A common stock and Class B common stock representing approximately 30% of our combined voting power as of December 31, 2007 and are also parties to a voting agreement with ERH. One member of our board of directors, David Perlmutter, is affiliated with Intel and serves on our board of directors pursuant to the voting agreement. We are parties to various investment and commercial agreements with Intel and its affiliates. Shares saleable by Middlefield Ventures hereunder exclude other shares beneficially owned by Intel Corporation or its affiliates as described elsewhere in this prospectus.

The common stock being registered hereby and the underlying warrants were acquired from us in transactions which were exempt from the registration requirements of the Securities Act provided by Section 4(2) thereof.

					Shares Beneficially
	Number of	Shares Beneficially Owned			Owned
	Shares Being	Prior to the Offering(1)			After the Offering(1)(2)
Name of Selling Stockholder	Offered	Number		%	Number		%

Arbiter Partners, LP	66,667	66,667		*	0		*
Ardsley Offshore Fund, Ltd.	107,000	107,000		*	0		*
Ardsley Partners Fund II, L.P.	139,834	139,834		*	0		*
Ardsley Partners Institutional Fund, L.P.	86,500	86,500		*	0		*
Canyon Value Realization Fund, LP	146,667	146,667		*	0		*
The Canyon Value Realization Fund (Cayman) Ltd.	493,334	493,334	(3)	*	0		*
Canyon Value Realization MAC 18 Ltd.	20,000	20,000	(4)	*	0		*
Citi Golden Tree Ltd.	11,970	11,970		*	0		*
Cougar Trading, LLC	40,000	90,000	(5)	*	50,000	(6)	*
CRS Fund, LTD.	6,260	29,052	(7)	*	22,792	(8)	*
CRT Capital Group LLC	30,000	30,000	(9)	*	0		*
Cura Compass Master Fund, Ltd.	37,500	37,500	(10)	*	0		*
Cyrus Opportunities Master Fund II, LTD.	98,074	338,732	(11)	*	240,658	(12)	*
Debello Investors LLC	25,000	25,000		*	0		*
Deutsche Bank AG, London Branch	2,133,334	2,408,667	(13)	1.78%	275,333	(14)	*
Eton Park Master Fund LTP	86,667	86,667	(15)	*	0		*
Eton Park Fund LP	46,667	46,667	(16)	*	0		*
Farallon Capital Partners, LP	134,088	134,088		*	0		*
Farallon Capital Institutional Partners, LP	106,466	106,466		*	0		*
Farallon Capital Institutional Partners II, LP	14,671	14,671		*	0		*
Farallon Capital Institutional Partners III, LP	10,409	10,409		*	0		*
Farallon Capital Offshore Investors, Inc.	298,686	298,686		*	0		*
Farallon Capital Offshore Investors II, LP	142,382	142,382		*	0		*
GCM Little Arbor Partners, L.P.	8,640	8,640	(17)	*	0		*
GCM Little Arbor Institutional Partners, L.P.	137,040	137,040	(17)	*	0		*
GCM Little Arbor Master Fund, Ltd.	520,987	520,987	(17)	*	0		*
Golden Tree Master Fund Ltd.	165,770	165,770		*	0		*
Golden Tree Master Fund II Ltd.	53,927	53,927		*	0		*
Hayman Capital Master Fund, LP	161,667	161,667		*	0		*
Highbridge International LLC	33,334	34,034	(18)	*	700	(19)	*
Highland Credit Strategies Fund	6,667	6,667		*	0		*
Highland Credit Strategies Master Fund, L.P.	150,000	150,000		*	0		*
Highland Crusader Offshore Partners, L.P.	586,667	586,667		*	0		*
Imperial Capital, LLC	1,500	1,500		*	0		*
Institutional Benchmarks Series (Master Feeder) Limited acting solely in respect of Centaur Series	6,667	6,667	(20)	*	0		*

					Shares Beneficially
	Number of	Shares Beneficially Owned			Owned
	Shares Being	Prior to the Offering(1)			After the Offering(1)(2)
Name of Selling Stockholder	Offered	Number		%	Number		%

Jasper CLO, Ltd.	66,667	66,667		*	0		*
Jefferies & Company, Inc.	150,000	150,000	(21)	*	0		*
JMG Triton Offshore Fund Ltd.	150,000	150,000	(22)	*	0		*
JMG Capital Partners, LP	150,000	150,000	(23)	*	0		*
JP Morgan Securities, Inc.	8,334	8,334		*	0		*
J.P. Morgan Ventures Corp.	266,667	744,667	(24)	*	478,000	(24)	*
Kayne Anderson Capital Income Fund, Ltd.	50,000	50,000		*	0		*
Kayne Anderson Income Partners, LP	20,000	20,000		*	0		*
Kayne Anderson Capital Income Partners (QP), LP	130,000	130,000		*	0		*
Lawrence Partners Fund	283,334	283,334		*	0		*
Lester L. Schneider	6,750	6,750		*	0		*
Litespeed Master Fund, Ltd.	266,667	433,093	(25)	*	166,426	(26)	*
Loan Funding IV, LLC	66,667	66,667		*	0		*
Loan Funding VII, LLC	66,667	66,667		*	0		*
Long Ball Partners, LLC	8,334	8,334		*	0		*
Merrill Lynch Capital Corporation	333,334	541,367	(27)	*	208,033	(28)	*
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,900,000	3,198,126	(29)	2.36%	1,298,126	(30)	*
Middlefield Ventures, Inc.	93,333	93,333	(31)	*	0		*
Orca Bay Capital Corporation	160,000	4,059,489	(32)	2.99%	3,899,489	(33)	2.89%
Par-Four Master Fund, Ltd.	11,667	11,667		*	0		*
Partners Group Alternative Strategies Blue Delta	4,400	4,400		*	0		*
Pharos Capital Partners II-A, LP	116,000	188,395	(34)	*	72,395	(35)	*
Pharos Capital Partners II, LP	150,667	244,698	(36)	*	94,031	(37)	*
Pioneer Floating Rate Trust	133,334	133,334		*	0		*
QVT Fund LP	266,667	269,183	(38)	*	2,516	(39)	*
Restoration Opportunities Fund	73,334	73,334		*	0		*
Scotia Capital Inc.	50,000	50,000		*	0		*
Scottwood Fund, Ltd.	1,010,587	2,017,155	(40)	1.49%	1,006,568	(41)	*
Scottwood Partners, L.P.	182,880	371,554	(42)	*	188,674	(43)	*
SEE Master LTD	26,267	83,767	(44)	*	57,500	(45)	*
Southfork CLO, Ltd.	66,667	66,667		*	0		*
Sterling Resources, Inc.	19,340	19,340		*	0		*
Stonehill Institutional Partners, LP	45,000	45,000		*	0		*
Stonehill Offshore Partners Limited	105,000	105,000		*	0		*
Sunrise Partners Limited Partnership	5,000	5,000		*	0		*
Taconic Opportunity Fund LP	45,559	45,559		*	0		*
Taconic Opportunity Offshore Ltd.	71,109	71,109		*	0		*
TCM Crossways Fund LP	2,667	2,667		*	0		*
TCM Select Opportunities Master Fund Ltd.	3,384	3,384		*	0		*

					Shares Beneficially
	Number of	Shares Beneficially Owned			Owned
	Shares Being	Prior to the Offering(1)			After the Offering(1)(2)
Name of Selling Stockholder	Offered	Number		%	Number		%

TCM Spectrum Fund LP	800	800		*	0		*
TCM Spectrum Fund (Offshore) Ltd.	5,417	5,417		*	0		*
Tempo Master Fund LP	933,334	1,083,334	(46)	*	150,000	(47)	*
Third Point Offshore Fund, Ltd.	466,334	466,334	(48)	*	0		*
Third Point Partners LP	53,334	53,334	(49)	*	0		*
Third Point Partners Qualified LP	55,667	55,667	(49)	*	0		*
Third Point Ultra Ltd.	58,000	58,000	(49)	*	0		*
Tinicum Partners, LP	1,174	1,174		*	0		*
Tribeca Convertibles LP	16,667	16,667		*	0		*
TQA Master Fund Ltd.	58,334	63,334	(50)	*	5,000	(51)	*
TQA Special Opportunities Master Fund Ltd.	61,000	65,000	(52)	*	4,000	(53)	*
Robert S. Colman Trust UDT 3/13/85	9,218	105,601	(54)	*	96,383	(55)	*
York Capital Management, L.P.	41,014	746,669	(56)	*	0		*
York Opportunities Fund L.P.	233,174	746,669	(56)	*	0		*
York Investment Limited	172,320	746,669	(56)	*	0		*
York Select, L.P.	158,774	746,669	(56)	*	0		*
York Select Unit Trust	141,387	746,669	(56)	*	0		*
TOTAL	15,147,273	23,463,897			8,316,624

*	Less than one percent.

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. All such information is based on information provided to us by the selling stockholders. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated below or in the table entitled “Security Ownership Of Certain Beneficial Owners And Management”, each person has sole voting and investment power with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 135,600,714 shares of common stock outstanding as of March 19, 2008.

(2)	Assumes that each selling stockholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our Class A common stock, and each selling stockholder may decide not to sell its shares that are registered under this registration statement.

(3)	Canyon Capital Advisors LLC is the Investment Advisor of The Canyon Value Realization Fund (Cayman), Ltd. Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner are the managing partners of Canyon Capital Advisors LLC and exercise voting and investment control over the shares held by The Canyon Value Realization Fund (Cayman) Ltd.

(4)	Canyon Capital Advisors LLC is the Investment Advisor of Canyon Value Realization MAC 18, Ltd. Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner are the managing partners of Canyon Capital Advisors LLC and exercise voting and investment control over the shares held by Canyon Value Realization MAC 18, Ltd.

(5)	Includes 50,000 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(6)	Assumes the selling stockholder does not sell the 50,000 shares of our Class A common stock held by it which are not being registered under this registration statement.

(7)	Includes 22,792 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(8)	Assumes the selling stockholder does not sell the 22,792 shares of our Class A common stock held by it which are not being registered under this registration statement.

(9)	CRT Capital Group LLC is a broker-dealer. J. Christopher Yang and C. Michael Vaugh Jr. are managing members of CRT Capital Group LLC and exercise voting and investment control over the shares held by such entity.

(10)	Cura Capital Management, LLC is the general partner and investment manager of Cura Compass Master Fund, Ltd., and exercises voting and investment control over the shares of Class A common stock held by Cura Compass Master Fund, Ltd.

(11)	Includes 240,658 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(12)	Assumes the selling stockholder does not sell the 240,658 shares of our Class A common stock held by it which are not being registered under this registration statement.

(13)	Includes 275,333 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(14)	Assumes the selling stockholder does not sell the 275,333 shares of our Class A common stock held by it which are not being registered under this registration statement.

(15)	Eton Park Capital Management LP exercises voting and investment control over the shares of our Class A common stock held by Eton Park Master Fund LTP.

(16)	Eton Park Capital Management LP exercises voting and investment control over the shares of our Class A common stock held by Eton Park Fund LP.

(17)	Larry Robbins is the CEO and Senior Managing Member of Glenview Capital Management, LLC, the investment manager of each of GCM Little Arbor Partners, L.P., GCM Little Arbor Institutional Partners, L.P. and GCM Little Arbor Master Fund, Ltd. As such, he may be deemed to exercise voting and investment control over the shares held by such entities.

(18)	Includes 700 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement, but which are publicly tradeable. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment control over securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(19)	Assumes the selling stockholder does not sell the 700 shares of our Class A common stock held by it which are not being registered under this registration statement.

(20)	Canyon Capital Advisors LLC is the Investment Advisor of Institutional Benchmarks Series (Master Feeder) Limited acting solely in respect of Centaur Series. Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner are the managing partners of Canyon Capital Advisors LLC and exercise voting and investment control over the shares held by Institutional Benchmarks Series (Master Feeder) Limited acting solely in respect of Centaur Series.

(21)	Jefferies & Company, Inc. is wholly owned by Jefferies Group, Inc. which exercises voting and investment control over the shares of our Class A common stock held by Jefferies & Company, Inc.

(22)	JMG Triton Offshore Fund, Ltd., or the Fund, is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company, or the Manager, that has voting and dispositive power over the

Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation, or Pacific, and Asset Alliance Holding Corp., a Delaware corporation. The equity interest of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(23)	JMG Capital Partners, L.P., or JMG Partners, is a California limited partnership. Its general partner is JMG Capital Management, LLC, or the Manager, a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., or JMG Capital, a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(24)	Includes 478,000 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(25)	Assumes selling stockholder does not sell the 478,000 shares of our Class A common stock held by it which are not being registered under this registration statement.

(26)	Includes 166,426 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement, and which are restricted shares under Rule 144 of the Securities Act.

(27)	Assumes selling stockholder does not sell the 166,426 shares of our Class A common stock held by it which are not being registered under this registration statement.

(28)	Includes 208,033 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement. The selling stockholder is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Both entities are wholly owned subsidiaries of Merrill Lynch & Co. Inc. An affiliate of the selling stockholder acted as an underwriter in connection with our initial public offering. An affiliate of the selling stockholder acted as a placement agent of our senior secured notes and warrants. An affiliate of the selling stockholder is the syndication agent, and the selling stockholder is a lender under our term loan. An affiliate of the selling stockholder acted as financial advisor to us in the investments in us by Intel and Motorola.

(29)	Assumes selling stockholder does not sell the 208,033 shares of our Class A common stock held by it which are not being registered under this registration statement.

(30)	Includes 1,298,126 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement. The selling stockholder is a wholly owned subsidiary of Merrill Lynch & Co., Inc. The selling stockholders acted as an underwriter in connection with our initial public offering. The selling stockholder acted as a placement agent of our senior secured notes and warrants. The selling stockholder is the syndication agent and its affiliates are lenders under our term loan. The selling stockholder acted as financial advisor to us in the investments in us by Intel and Motorola.

(31)	Assumes selling stockholder does not sell the 1,298,126 shares of our Class A common stock held by it which are not being registered under this registration statement.

(32)	Middlefield Ventures, Inc., is a wholly-owned subsidiary of Intel Corporation. Mr. Arvind Sodhani is President of Middlefield and was a director of the registrant from September 2006 to December 2006. As President of Middlefield, Mr. Sodhani may be deemed to exercise voting and investment power with regard to the securities and may be deemed to beneficially own the 93,333 shares of our Class A common stock issuable upon exercise of the warrants owned by Middlefield. Mr. Sodhani disclaims beneficial ownership of all securities held by Middlefield. Shares saleable by Middlefield Ventures hereunder exclude other shares beneficially owned by Intel Corporation or its affiliates as described elsewhere in this prospectus.

(33)	Includes 3,899,489 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement. The selling stockholder is controlled by John E. McCaw, Jr., who is the brother of our Chairman, Craig O. McCaw.

(34)	Assumes selling stockholder does not sell the 3,899,489 shares of our Class A common stock held by it which are not being registered under this registration statement.

(35)	Includes 72,395 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement. Pharos Capital Group II-A, LLC is the general partner of Pharos Capital Partners II-A, LP. D. Robert Crants, III, Michael W. Devlin, Kneeland C. Youngblood and James W. Phillips are the managers/partners of Pharos Capital Group II-A, LLC and have voting control and investment control over securities held by Pharos Capital Partners II-A, LP.

(36)	Assumes selling stockholder does not sell the 72,395 shares of our Class A common stock held by it which are not being registered under this registration statement.

(37)	Includes 94,031 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement. Pharos Capital Group II, LLC is the general partner of Pharos Capital Partners II, LP. D. Robert Crants, III, Michael W. Devlin, Kneeland C. Youngblood and James W. Phillips are the managers/partners of Pharos Capital Group II-A, LLC and have voting control and investment control over securities held by Pharos Capital Partners II, LP.

(38)	Assumes selling stockholder does not sell the 94,031 shares of our Class A common stock held by it which are not being registered under this registration statement.

(39)	Management of QVT Fund LP is vested in its general partner, QVT Associates GP LLC. QVT Financial LP is the investment manager for QVT Fund LP and shares voting and investment control over the shares of our Class A common stock held by QVT Fund LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of QVT Financial GP LLC are Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm. Each of QVT Financial LP, QVT Financial GP LLC, Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm disclaims beneficial ownership of the shares of Class A common stock held by QVT Fund LP. Includes 2,516 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(40)	Assumes selling stockholder does not sell the 2,516 shares of our Class A common stock held by it which are not being registered under this registration statement.

(41)	Includes 1,006,568 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(42)	Assumes selling stockholder does not sell the 1,006,568 shares of our Class A common stock held by it which are not being registered under this registration statement.

(43)	Includes 188,674 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(44)	Assumes selling stockholder does not sell the 188,674 shares of our Class A common stock held by it which are not being registered under this registration statement.

(45)	Includes 57,500 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(46)	Assumes selling stockholder does not sell the 57,500 shares of our Class A common stock held by it which are not being registered under this registration statement.

(47)	Includes 150,000 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement. JD Capital Management LLC has voting control and investment discretion over the securities held by Tempo Master Fund LP. J. David Rogers is the CEO of JD Capital Management LLC and has voting control and investment control over securities held by Tempo Master Fund LP.

(48)	Assumes selling stockholder does not sell the 150,000 shares of our Class A common stock held by it which are not being registered under this registration statement.

(49)	Third Point LLC serves as investment advisor for Third Point Partners Qualified LP, Third Point Partners LP, Third Point Offshore Fund, Ltd, and Third Point Ultra Ltd. Mr. Daniel S. Loeb is the Chief Financial Officer of Third Point LLC and controls its business activities.

(50)	Includes 5,000 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement. TQA Investors, LLC and Andrew Anderson, Paul Bucci, Robert Butman and George Esser, the principals of TQA Investors, LLC, share voting and investment control over the shares of our Class A common stock held by TQA Master Fund Ltd.

(51)	Assumes selling stockholder does not sell the 5,000 shares of our Class A common stock held by it which are not being registered under this registration statement.

(52)	Includes 4,000 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement. TQA Investors, LLC and Andrew Anderson, Paul Bucci, Robert Butman and George Esser, the principals of TQA Investors, LLC, share voting and investment control over the shares of our Class A common stock held by TQA Master Fund Ltd.

(53)	Assumes selling stockholder does not sell the 4,000 shares of our Class A common stock held by it which are not being registered under this registration statement.

(54)	Includes 96,383 shares of our Class A common stock held by the selling stockholder which are not being registered under this registration statement.

(55)	Assumes selling stockholder does not sell the 96,383 shares of our Class A common stock held by it which are not being registered under this registration statement.

(56)	JGD Management Corp. (“JGD”) has been delegated certain management and administrative duties by each of York Capital Management, L.P., York Credit Opportunities Fund, L.P., York Investment Limited, York Select, L.P. and York Select Unit Trust (together, the “York Funds”). Accordingly, JGD may be deemed to have beneficial ownership over the shares of Class A common stock being registered under this registration statement by the York Funds. James G. Dinan has voting control over JGD.

PLAN OF DISTRIBUTION

We are registering the shares of Class A common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock as described in the Registration Rights Agreement dated August 5, 2005.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of Class A common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock covered by this prospectus short pursuant to this prospectus and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers who in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $ in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our Affiliates, as that term is defined in the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with our offering of the notes will be passed upon for us by Davis Wright Tremaine LLP, Seattle, Washington.

Benjamin G. Wolff, our Chief Executive Officer, was a lawyer at Davis Wright Tremaine LLP from August 1994 until April 2004. Mr. Wolff’s spouse is a partner with Davis Wright Tremaine LLP. Davis Wright Tremaine LLP has rendered substantial legal services to us since our formation. Davis Wright Tremaine LLP continues to provide legal services to us, including services in connection with this offering.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment), which is incorporated herein by reference. Such financial statements have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and our common stock in our Securities and Exchange Commission filings and the registration statement with respect to the statement contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. Our Securities and Exchange Commission filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares:

•	Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed March 13, 2008;

•	Registrant’s Current Reports on Form 8-K filed January 15, 2008, January 31, 2008, February 20, 2008 and March 4, 2008; and

•	The description of the Registrant’s common stock contained in its Registration Statement on Form 8-A filed March 7, 2007.

We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: Clearwire Corporation, 4400 Carillon Point, Kirkland, Washington 98033, Attention Investor Relations, Telephone: 425-4735.

Through and including April 15, 2008 (the 25th day after this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

15,147,273 Shares

Clearwire Corporation

Class A Common Stock

PROSPECTUS

March 21, 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table shows the costs and expenses payable in connection with the sale and distribution of the securities being registered. All amounts reflected below are estimated.

Amount
(In thousands)

Accounting Fees and Expenses	130,000
Legal Fees and Expenses	185,000
Printing Fees and Expenses	125,000

Total	$440,000

Item 15.	Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware allows a corporation to eliminate the personal liability of directors of a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation contains a provision that eliminates the personal liability of directors to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, to the fullest extent permitted by Delaware General Corporation Law. It also contains provisions that provide for the indemnification of directors of the company for third party actions and actions by or in the right of the company that mirror Section 145 of the Delaware General Corporation Law.

In addition, the Company’s certificate of incorporation states that it shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the corporation would have the power to indemnify such person against such liability under Delaware General Corporate Law. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Service as a director, officer, employee or agent or another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by us, are conclusively presumed to be serving in such capacity upon the Company’s request. Persons who become or remain directors after the date of adoption of the indemnity provisions are presumed to rely on them in entering into or remaining in such service.

Item 16.	Exhibits and Financial Statement Schedules.

4.1	Form of stock certificate for Class A common stock (Incorporated herein by reference to Exhibit 4.1 of Amendment Number 4 to Clearwire Corporation’s Registration Statement on Form S-1 filed February 20, 2007).
4.2	Amended and Restated Stockholders Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto (Incorporated herein by reference to Exhibit 4.2 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.3	Registration Rights Agreement dated November 13, 2003 among Flux U.S. Corporation, Clearwire Holdings, Inc. and Hispanic Information and Telecommunications Network, Inc (Incorporated herein by reference to Exhibit 4.3 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.4	Registration Rights Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto (Incorporated herein by reference to Exhibit 4.4 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.5	Registration Rights Agreement dated August 5, 2005 among Clearwire Corporation and certain buyers of the Senior Secured Notes (Incorporated herein by reference to Exhibit 4.5 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.6	Investor Rights Agreement dated August 29, 2006 among Clearwire Corporation, Intel Pacific, Inc. and Motorola, Inc. (Incorporated herein by reference to Exhibit 4.6 of Amendment Number 5 to Clearwire Corporation’s Registration Statement on Form S-1 filed March 7, 2007).
4.7	Securities Purchase Agreement dated August 5, 2005 among Clearwire Corporation and the buyers of the Senior Secured Notes, as amended February 16, 2006 (Incorporated herein by reference to Exhibit 4.7 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.8	Indenture dated August 5, 2005 among Clearwire Corporation, Clearwire LLC, Fixed Wireless Holdings, LLC, NextNet Wireless, Inc. and The Bank of New York, as Trustee, as supplemented February 16, 2006.
4.9	Form of Senior Secured Note, due 2010 (Incorporated herein by reference to Exhibit 4.9 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.10	Form of Warrant (Incorporated herein by reference to Exhibit 4.10 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
5.1	Opinion of Davis Wright Tremaine LLP(Incorporated herein by reference to Exhibit 5.1 to Clearwire Corporation’s Registration on Form S-1/A filed January 4, 2008).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (include in signature pages).

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the registration statements is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kirkland, Washington, on this   day of March 2008.

Clearwire Corporation

By:	/s/ Benjamin G. Wolff
Name:     Benjamin G. Wolff

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Benjamin G. Wolff and John A. Butler as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March, 2008.

Signature	Title

/s/ Craig O. McCaw Craig O. McCaw	Chairman of the Board

/s/ Benjamin G. Wolff Benjamin G. Wolff	Director (Principal Executive Officer)

/s/ John A. Butler John A. Butler	Chief Financial Officer (Principal Financial Officer)

/s/ Robert DeLucia Robert DeLucia	Chief Accounting Officer (Principal Accounting Officer)

/s/ Nicolas Kauser Nicolas Kauser	Director

/s/ R. Gerard Salemme R. Gerard Salemme	Director

Signature	Title

David Perlmutter	Director

/s/ Peter L. S. Currie Peter L. S. Currie	Director

/s/ Richard Emerson Richard Emerson	Director

Michael J. Sabia	Director

/s/ Stuart M. Sloan Stuart M. Sloan	Director

/s/ Michelangelo A. Volpi Michelangelo A. Volpi	Director

EXHIBIT INDEX

Item 16.	Exhibits and Financial Statement Schedules.

4.1	Form of stock certificate for Class A common stock (Incorporated herein by reference to Exhibit 4.1 of Amendment Number 4 to Clearwire Corporation’s Registration Statement on Form S-1 filed February 20, 2007).
4.2	Amended and Restated Stockholders Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto (Incorporated herein by reference to Exhibit 4.2 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.3	Registration Rights Agreement dated November 13, 2003 among Flux U.S. Corporation, Clearwire Holdings, Inc. and Hispanic Information and Telecommunications Network, Inc (Incorporated herein by reference to Exhibit 4.3 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.4	Registration Rights Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto (Incorporated herein by reference to Exhibit 4.4 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.5	Registration Rights Agreement dated August 5, 2005 among Clearwire Corporation and certain buyers of the Senior Secured Notes (Incorporated herein by reference to Exhibit 4.5 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.6	Investor Rights Agreement dated August 29, 2006 among Clearwire Corporation, Intel Pacific, Inc. and Motorola, Inc. (Incorporated herein by reference to Exhibit 4.6 of Amendment Number 5 to Clearwire Corporation’s Registration Statement on Form S-1 filed March 7, 2007).
4.7	Securities Purchase Agreement dated August 5, 2005 among Clearwire Corporation and the buyers of the Senior Secured Notes, as amended February 16, 2006 (Incorporated herein by reference to Exhibit 4.7 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.8	Indenture dated August 5, 2005 among Clearwire Corporation, Clearwire LLC, Fixed Wireless Holdings, LLC, NextNet Wireless, Inc. and The Bank of New York, as Trustee, as supplemented February 16, 2006.
4.9	Form of Senior Secured Note, due 2010 (Incorporated herein by reference to Exhibit 4.9 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4.10	Form of Warrant (Incorporated herein by reference to Exhibit 4.10 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
5.1	Opinion of Davis Wright Tremaine LLP (Incorporated herein by reference to Exhibit 5.1 to Clearwire Corporation’s Registration on Form S-1/A filed January 4, 2008).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (include in signature pages).